

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2022

Michael Sonnenshein
Chief Executive Officer
Grayscale Ethereum Classic Trust (ETC)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Ethereum Classic Trust (ETC)**
> **Registration Statement on Form 10**
> **Filed July 12, 2021**
> **File No. 000-56309**

Dear Mr. Sonnenshein:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance